FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Integra Resources Corp. ("Integra" or the "Company")
1050 - 400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Item 2 Date of Material Change

July 7, 2020

Item 3 News Release

Integra disseminated a news release in respect of the material change referred to in this report on July 7, 2020. The news release was subsequently filed on the Company's SEDAR profile.

Item 4 Summary of Material Change

On July 7, 2020, Integra announced that it had applied to list its issued and outstanding common shares (the "Common Shares") on the NYSE American, LLC (the "NYSE American").

In connection with the planned listing on the NYSE American, Integra also announced that it intended to consolidate all of its Common Shares on the basis of one (1) new post-consolidation Common Share for every two-and-one-half (2.5) existing pre-consolidation Common Shares (the "Consolidation").

Item 5 Full Description of Material Change

NYSE American Listing

On July 7, 2020, Integra announced that it had applied to list its issued and outstanding Common Shares on the NYSE American. In advance of listing on the NYSE American, Integra will file a Form 40-F Registration Statement with the United States Securities and Exchange Commission. Subject to the approval of the NYSE American and the satisfaction of all applicable listing and regulatory requirements, the Company expects its Common Shares to commence trading on the NYSE American by the end of July. Integra's Common Shares would trade on the NYSE American under the ticker symbol "ITRG". A trading date will be announced once all regulatory requirements are satisfied. The trading on the OTCQX will cease concurrent with the NYSE American listing.

Consolidation

On July 7, 2020, Integra announced that in connection with the planned listing on the NYSE American, Integra intends to complete the Consolidation. The Board of Directors of the Company approved the Consolidation, which will be effective as of July 9, 2020. The Consolidation reduces the number of outstanding Common Shares from 119,557,943 to approximately 47,823,177. Proportionate adjustments will be made to the Company's outstanding stock options.

No fractional Common Shares will be issued pursuant to the Consolidation and any fractional Common Shares that would have otherwise been issued will  be rounded to the nearest whole Common Share. A letter of transmittal with respect to the Consolidation will be mailed to the Company's registered shareholders. All registered shareholders will be required to send their certificate(s) representing pre-Consolidation  Common Shares, along with a properly executed letter of transmittal, to the Company's registrar and transfer agent, TSX Trust Company, in accordance with the instructions provided in the letter of transmittal. Shareholders who hold their Common Shares through a broker, investment dealer, bank or trust company should contact that nominee or intermediary for their post- Consolidation positions. A copy of the letter of transmittal is posted on the Company's issuer profile on SEDAR at www.sedar.com. It is anticipated that the post-Consolidation Common Shares will commence trading on the TSX Venture Exchange under its new CUSIP number 45826T301 (ISIN CA45826T3010) on July 9, 2020. The Company's ticker symbol "ITR" will remain the same.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Andree St-Germain, Chief Financial Officer and Corporate Secretary
Telephone (778) 873-8190

Item 9 Date of Report

July 16, 2020

Forward looking and other cautionary statements

This material change report contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian and United States securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this material change report. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward looking statements. In this material change report, forward-looking statements relate, among other things, to: statements with respect to the timing, receipt of regulatory approval for, and completion of the Consolidation and listing of the Company's Common Shares on NYSE American; filing of a Form 40-F Registration Statement; cease trading of the Company's Common Shares from the OTCQX; anticipated advancement of the DeLamar Gold-Silver Project; future operations; future exploration prospects; the completion and timing of future development studies, including a pre-feasibility study; future growth potential of DeLamar; and future development and construction plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.

Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the impact of COVID-19 on the timing of exploration and development work; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this material change report are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this material change report and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.